FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

17 July 2012

HSBC STATEMENT ON TESTIMONY BEFORE THE UNITED STATES SENATE PERMANENT SUBCOMMITTEE ON INVESTIGATIONS

On Tuesday 17 July, HSBC will appear before the United States Senate Permanent Subcommittee on Investigations about a case history of U.S. Vulnerabilities to Money Laundering and Terrorist Financing.

HSBC takes compliance with the law, wherever it operates, very seriously. We will acknowledge that, in the past, we have sometimes failed to meet the standards that regulators and customers expect.

We will apologise, acknowledge these mistakes, answer for our actions and give our absolute commitment to fixing what went wrong.

We have learned a great deal working with the Subcommittee on this case history and also working with U.S. regulatory authorities, and recognize that our controls could and should have been stronger and more effective in order to spot and deal with unacceptable behaviour.

We believe that this case history will provide important lessons for the whole industry in seeking to prevent illicit actors entering the global financial system.

With a new senior leadership team and a new strategy in place since last year, HSBC has already taken concrete steps to augment the framework to address these issues including significant changes to strengthen compliance, risk management and culture.

These steps include:

•    Creation of a new global structure, which makes HSBC easier to manage and control with four global businesses and ten global functions, allowing a coordinated and consistent approach, including compliance and risk;

• Substantial increase in resources, doubling of global expenditure and significant strengthening of compliance as a control function;
• Adopting and enforcing a single standard globally determined by the highest regulatory standard we must apply anywhere. This includes:
o Maximizing information sharing for risk management purposes across HSBC to the extent permitted by law;
o Applying a globally consistent approach to knowing your customer regulations;
o Requiring all HSBC affiliates to independently complete due diligence on other HSBC affiliates with which they have a correspondent banking relationship;
o Introducing a global risk filter which will standardize the way we do business in high risk countries; and
o Reinforcing a consistent global sanctions policy. Among other things, this will mean that we will be screening for all illicit actors designated by OFAC in all jurisdictions, in all currencies.

Successfully implementing these steps will make a significant difference to the overall integrity of the global financial system.

Success in detecting and preventing illicit actors' access to the global financial system calls for constant vigilance and HSBC will continue to work in close cooperation with all governments to achieve this. This is integral to the execution of HSBC's strategy and to our core values.

Media enquiries to:
London
Patrick Humphris	+44 (0)20 7992 1631	patrick.humphris@hsbc.com
Hong Kong
Gareth Hewett	+ 852 2822 4929	garethhewett@hsbc.com.hk
Investor Relations enquiries to:
London
Guy Lewis	+44 (0)20 7992 1938	guylewis@hsbc.com
Robert Quinlan	+44 (0)20 7991 3643	robert.quinlan@hsbc.com
Hong Kong
Hugh Pye	+852 2822 4908	hugh.pye@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,200 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and North Africa. With assets of US$2,637bn at 31 March 2012, the HSBC Group is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                              Date: 17 July 2012